Twin Disc, Incorporated

1328 Racine Street

Racine, Wisconsin

September 13, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Geoff Kruczek

Re:	Twin Disc, Incorporated
Registration Statement on Form S-3
File No. 333-227130

Via EDGAR – Acceleration Request

Requested Date:	September 14, 2018
Requested Time:	9:30 Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twin Disc, Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement on Form S-3 to become effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as is practicable. The Registrant hereby authorizes Kenneth A. Hoogstra, Esq., an attorney with the Registrant’s outside legal counsel, von Briesen & Roper, s.c., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call of Kenneth A. Hoogstra at (414) 287-1376, or in his absence, Katelyn A. Pellitteri at (414) 287-1493.

Sincerely,

Twin Disc Incorporated

By:	/s/ Jeffrey S. Knutson
Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

cc:	Kenneth A. Hoogstra, Esq.
von Briesen & Roper, s.c.